# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JBS N.V., CIK 0001791942
CUSIP: N4732M103
Title of class of securities: Class A common shares, par value (euro)0.01 per share
Address of issuer's principal executive offices: Stroombaan 16,, 5th Floor,, Amstelveen, Netherlands (P7), 1181
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001479638

## Reporting persons
- Wesley Mendonca Batista: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 536,076,699; sole dispositive power 0; shared dispositive power 536,076,699; aggregate amount beneficially owned 536,076,699 (48.3% of the class)
  Comment: (1) Consists of: (i) 241,234,515 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by J&F Investments Luxembourg S.a r.l., a private limited liability company (societe a responsabilite limitee) incorporated and existing under the laws of Luxembourg ("J&F Lux"), a wholly-owned subsidiary of J&F S.A., a corporation (sociedade anonima) incorporated under the laws of Brazil ("J&F S.A."); and (ii) 294,842,184 Class B common shares, par value (euro)0.10 per share ("Class B Common Shares"), held by J&F Lux. Mr. Wesley Mendonca Batista (the "Reporting Person") and Mr. Joesley Mendonca Batista, brother of the Reporting Person, indirectly own 100% of the capital stock of J&F S.A. and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F S.A. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  (2) Represents the quotient obtained by dividing: (i) 536,076,699, which is the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) the sum of (a) 814,216,001 Class A Common Shares outstanding as of June 30, 2025, as reported by the issuer to the Reporting Person, and (b) 294,842,184 Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(i)" and "(ii)" of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- Joesley Mendonca Batista: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 536,076,699; sole dispositive power 0; shared dispositive power 536,076,699; aggregate amount beneficially owned 536,076,699 (48.3% of the class)
  Comment: (1) Consists of: (i) 241,234,515 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by J&F Investments Luxembourg S.a r.l., a private limited liability company (societe a responsabilite limitee) incorporated and existing under the laws of Luxembourg ("J&F Lux"), a wholly-owned subsidiary of J&F S.A., a corporation (sociedade anonima) incorporated under the laws of Brazil ("J&F S.A."); and (ii) 294,842,184 Class B common shares, par value (euro)0.10 per share ("Class B Common Shares"), held by J&F Lux. Mr. Wesley Mendonca Batista, brother of the Reporting Person, and Mr. Joesley Mendonca Batista (the "Reporting Person"), indirectly own 100% of the capital stock of J&F S.A. and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F S.A. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  (2) Represents the quotient obtained by dividing: (i) 536,076,699, which is the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) the sum of (a) 814,216,001 Class A Common Shares outstanding as of June 30, 2025, as reported by the issuer to the Reporting Person, and (b) 294,842,184 Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(i)" and "(ii)" of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- J&F S.A. (formerly J&F Investimentos S.A.) (formerly J&F Participacoes S.A.): type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 536,076,699; sole dispositive power 0; shared dispositive power 536,076,699; aggregate amount beneficially owned 536,076,699 (48.3% of the class)
  Comment: (1) Consists of: (i) 241,234,515 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by J&F Investments Luxembourg S.a r.l., a private limited liability company (societe a responsabilite limitee) incorporated and existing under the laws of Luxembourg ("J&F Lux"), a wholly-owned subsidiary of J&F S.A., a corporation (sociedade anonima) incorporated under the laws of Brazil ("J&F S.A." or the "Reporting Person"); and (ii) 294,842,184 Class B common shares, par value (euro)0.10 per share ("Class B Common Shares"), held by J&F Lux. Messrs. Wesley Mendonca Batista and Joesley Mendonca Batista indirectly own 100% of the capital stock of J&F S.A. and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F S.A. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  (2) Represents the quotient obtained by dividing: (i) 536,076,699, which is the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) the sum of (a) 814,216,001 Class A Common Shares outstanding as of June 30, 2025, as reported by the issuer to the Reporting Person, and (b) 294,842,184 Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(i)" and "(ii)" of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- J&F Investments Luxembourg S.a r.l: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; sole voting power 0; shared voting power 536,076,699; sole dispositive power 0; shared dispositive power 536,076,699; aggregate amount beneficially owned 536,076,699 (48.3% of the class)
  Comment: (1) Consists of: (i) 241,234,515 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by J&F Investments Luxembourg S.a r.l., a private limited liability company (societe a responsabilite limitee) incorporated and existing under the laws of Luxembourg ("J&F Lux" or the "Reporting Person"), a wholly-owned subsidiary of J&F S.A., a corporation (sociedade anonima) incorporated under the laws of Brazil ("J&F S.A."); and (ii) 294,842,184 Class B common shares, par value (euro)0.10 per share ("Class B Common Shares"), held by J&F Lux. Messrs. Wesley Mendonca Batista and Joesley Mendonca Batista indirectly own 100% of the capital stock of J&F S.A. and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F S.A. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  (2) Represents the quotient obtained by dividing: (i) 536,076,699, which is the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) the sum of (a) 814,216,001 Class A Common Shares outstanding as of June 30, 2025, as reported by the issuer to the Reporting Person, and (b) 294,842,184 Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(i)" and "(ii)" of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

## Item 1. Issuer
Name of issuer: JBS N.V.
Address of issuer's principal executive offices: Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Wesley Mendonca Batista, Joesley Mendonca Batista, J&F S.A. ("J&F S.A.) and J&F Investments Luxembourg S.a r.l. ("J&F Luxembourg") (each a "Reporting Person" and, collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, which is included as Exhibit 99.1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G and any further amendments to this Schedule 13G jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Address of principal business office or, if none, residence:
Wesley Mendonca Batista's business address is Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, postcode: 05118-100, Sao Paulo, SP, Brazil.

Joesley Mendonca Batista's business address is Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, postcode: 05118-100, Sao Paulo, SP, Brazil.

J&F S.A. has its principal office at Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, postcode: 05118-100, Sao Paulo, SP, Brazil.

J&F Investments Luxembourg S.a r.l. has its principal office at Avenue de La Gare 21, postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg.
Citizenship: See row 4 of the cover pages to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover sheet of each Reporting Person.
Percent of class: See row 11 of the cover sheet of each Reporting Person.
Sole power to vote or to direct the vote: See row 5 of the cover sheet of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover sheet of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover sheet of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover sheet of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The information set forth in Item 2 above is incorporated herein by reference.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of the date hereof, among the Reporting Persons.

## Signatures
- Wesley Mendonca Batista: /s/ Wesley Mendonca Batista, Wesley Mendonca Batista (08/14/2025)
- Joesley Mendonca Batista: /s/ Joesley Mendonca Batista, Joesley Mendonca Batista (08/14/2025)
- J&F S.A. (formerly J&F Investimentos S.A.) (formerly J&F Participacoes S.A.): /s/ Andre Alcantara Ocampos, Andre Alcantara Ocampos / Officer (08/14/2025)
- J&F Investments Luxembourg S.a r.l: /s/ Aguinaldo Gomes Ramos Filho, Aguinaldo Gomes Ramos Filho / Category A Manager (08/14/2025)
- J&F Investments Luxembourg S.a r.l: /s/ Andre Alcantara Ocampos, Andre Alcantara Ocampos / Category B Manager (08/14/2025)